Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2010

A.	Full Title of the Plan:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 4.

b) Exhibit Index:

23.1	The consent of Fischer Cunnane & Associates Ltd, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION
401(K) PLAN

Date: June 28, 2011	By:	/s/ Gilbert B. Mateer
Gilbert B. Mateer
Benefit Plans Administrative Committee

BRYN MAWR BANK CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered

Public Accounting Firm Thereon)

THE BRYN MAWR BANK CORPORATION 401(k) PLAN

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Bryn Mawr Bank Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(k) Plan (hereinafter the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2010 and 2009, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ FISCHER CUNNANE & ASSOCIATES LTD
FISCHER CUNNANE & ASSOCIATES LTD
Certified Public Accountants

West Chester, Pennsylvania

June 28, 2011

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Cash	$24,963	$—

Investments, at fair value:
Money market funds	2,392,461	2,510,413
Bryn Mawr Bank Corporation common stock	2,888,953	2,077,369
Mutual funds	18,862,937	13,197,819

Total investments at fair value	24,144,351	17,785,601

Receivables:
Contributions receivable – Employer	340,432	262,191
Contributions receivable – Employee	9,250	—
Accrued dividends	4,576	—
Notes receivables from participants	664,269	503,344

Total receivables	1,018,527	765,535

Total assets	25,187,841	18,551,136

Liabilities:
Accrued liabilities	35,156	5,004

Total liabilities	35,156	5,004

Net assets available for benefits	$25,152,685	$18,546,132

See accompanying notes to financial statements.

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Investment income:
Dividends	$485,347	$373,334
Net appreciation in the fair value of investments	2,209,022	1,798,201

Total investment income	2,694,369	2,171,535
Interest income on notes receivables from participants	24,263	27,798
Contributions:
Employer	1,258,727	1,031,945
Employee	1,635,348	1,297,370
Rollovers	1,348,703	329,646

Total contributions	4,242,778	2,658,961

Transfer in from other qualified plan	477,065	—

Total additions	7,438,475	4,858,294
Benefits paid & administrative expenses:
Benefits paid to participants	809,590	732,190
Administrative expenses	22,332	30,456

Total benefits paid & administrative expenses	831,922	762,646

Net increase in net assets available for benefits	6,606,553	4,095,648

Net assets available for benefits:
Beginning of year	18,546,132	14,450,484

End of year	$25,152,685	$18,546,132

See accompanying notes to financial statements.

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the Corporation) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the Bank), (collectively, the Company) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

Employees of Bryn Mawr Bank Corporation and its subsidiaries become eligible to participate in the Plan on the next entry date following the completion of six months of employment, during which they are credited with at least 500 hours of service. Effective January 1, 2010 the requirements of six months of employment and 500 hours of service needed in order for a participant to make salary deferral contributions to the Plan were removed. Effective on that date employees are eligible to make salary deferral contributions upon their date of hire; however, various requirements still pertain to a participant receiving the employer matching or discretionary contribution.

(c)	Contributions

Employees can voluntarily contribute through payroll deduction from 1% to 16% of their pay on a pre-tax or after-tax basis, subject to certain limitations. Such contributions are processed with each payroll and are matched quarterly dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay. Effective January 1, 2010, the 16% pre-tax or after-tax basis contribution cap was removed.

The Plan includes an “automatic enrollment” feature and an “automatic increase” feature. Under the enrollment feature, 3% of compensation shall be automatically deducted from pay on a pre-tax basis for each employee who is eligible to participate and has confirmed participation in the Plan. Under the automatic increase feature, each participating employee’s contributions to the Plan will automatically be increased by 1% of his or her compensation as of each January 1, unless the employee elects in writing, to reject these automatic increases. In no event will more than 10% of compensation be contributed to the Plan under the automatic increase feature, although an employee may elect to contribute more than 10%.

In addition to above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Corporation’s profitability. Effective April 1, 2008, the Corporation began making quarterly contributions equal to 3% of gross compensation allocated as a discretionary contribution to eligible participants. The participants direct the investment of their contributions into various investment options offered by the Plan. The employer match and

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

discretionary contributions are allocated among the investment options based upon the investment elections made by the participant for their salary deferral contributions.

(d)	Amendments to the Plan

Effective January 1, 2010 the 16% maximum salary deferral rate cap as well as the eligibility requirements that must have been satisfied prior to a participant making salary deferral contributions to the Plan were removed.

Several of the Plan’s provisions were amended in 2009. First, differential wage payments received by participants while in military service are treated as compensation for purposes of the Plan. Second, the definition of gap period income, related to participants’ excess contributions, was added to the Plan. Third, a provision was added applicable to benefits for beneficiaries of participants who die while performing qualified military service. Fourth, participants must consent in writing prior to receiving an immediate distribution of account balances exceeding $5,000. Fifth, subject to certain restrictions, a recipient of an eligible rollover distribution shall be permitted to make a direct rollover to a Roth IRA. Finally, beginning in 2010, a non-spouse beneficiary entitled to receive an eligible rollover distribution is permitted to make a direct trustee to trustee rollover to an IRA.

(e)	New Investment Options

During 2010, the Plan added the following investment options:

Effective December 17, 2010 the PIMCO Total Return R Fund was converted to PIMCO Total Return I Fund and effective September 15, 2010 the Templeton Global Bond ADV Fund was added. The name on the AIM Charter R Fund changed to the INVESCO Charter R Fund.

Effective October 1, 2009 the Federated Total Return Bond Fund was converted to PIMCO Total Return R Fund, Federated MDT All Cap Core I Fund converted to AIM Charter Fund, Columbia Value & Restructuring Fund converted to American Century Equity Income Fund, and Federated Mid Cap Index Fund converted to Westport R Fund.

(f)	Payment of Benefits

Upon termination, as defined by the Plan Document, or upon request for an in-service distribution, a participant may elect to receive an annuity or lump-sum payment equal to the value of the participant’s vested interest in their account.

(g)	Vesting

Participants are immediately vested in all contributions.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Corporation’s contribution and (b) Plan earnings (losses), and charged with a proportionate

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(i)	Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 10 years, while some loans under the previous loan policy have original terms of 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to 1% above rates commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans ranged from 3.75% to 8.75% at December 31, 2010 and 2009.

(j)	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan may choose to have all vested funds distributed to them.

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% early distribution penalty to the participant.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Codification

The Financial Accounting Standards Board (“FASB”) has established the FASB Accounting Standards Codification (“ASC”) as the source of authoritative guidance for generally accepted accounting principles (“GAAP”) to be recognized by the FASB. The ASC is effective for financial statements issued for annual periods ending after September 15, 2009. Accounting standards are referenced by the applicable ASC topic code.

(c)	Recent Accounting Pronouncements

In September 2010, the FASB issued Accounting Standard Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). The Plan adopted the FASB guidance that requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. The Plan has reclassified participant loans of $664,269 and $503,344 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants. This guidance is effective for annual reporting periods ending

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

after December 15, 2010 and is required to be applied retrospectively. The adoption of this guidance did not change the value of the participant loans from the amount previously reported as of December 31, 2009.

In January 2010, the FASB issued Accounting Standard Update 2010-06, Improving Disclosures about Fair Value Measurement, (“ASU 2010-06”). This guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuance, and settlements on a gross basis in the reconcilement of Level 3 fair value measurements. The guidance is effective for annual reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuance and settlements on a gross basis, which will be effective for annual reporting periods beginning after December 31, 2010. The adoption of this guidance did not have a material impact on the financial statements.

(d)	Reclassifications

Certain reclassifications have been made to the prior period’s financial statements in order to conform to current year’s presentation.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Corporation common stock is valued at its quoted market price.

Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(g)	Payment of Benefits

Benefits are recorded when paid.

(h)	Notes Receivable from Participants

Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred. A provision for doubtful accounts has not been recorded as of December 31, 2010 or 2009.

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan Document.

(3)	Fair Value Measurement

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. ASC 820 establishes three levels of input that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 (Level 1, 2 and 3 inputs are defined above):

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,392,461	$—	$—	$2,392,461
Bryn Mawr Bank Corporation common stock	2,888,953	—	—	2,888,953
Mutual funds
Blended funds	5,688,517	—	—	5,688,517
Large cap	5,115,233	—	—	5,115,233
International	2,677,038	—	—	2,677,038
Mid cap	670,200	—	—	670,200
Income funds	2,057,208	—	—	2,057,208
Small cap	1,961,621	—	—	1,961,621
US government obligations	693,120	—	—	693,120

Total investments measured at fair value	$24,144,351	$—	$—	$24,144,351

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,510,413	$—	$—	$2,510,413
Bryn Mawr Bank Corporation common stock	2,077,369	—	—	2,077,369
Mutual funds
Blended funds	3,366,599	—	—	3,366,599
Large cap	4,293,963	—	—	4,293,963
International	1,908,840	—	—	1,908,840
Mid cap	420,068	—	—	420,068
Income funds	1,427,590	—	—	1,427,590
Small cap	1,262,579	—	—	1,262,579
US government obligations	518,180	—	—	518,180

Total investments measured at fair value	$17,785,601	$—	$—	$17,785,601

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

As part of ASC 820, in April 2009, the FASB issued Staff Position (“FSP”) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP supersedes FSP FAS 157-3 and provides additional guidance in determining whether a market is active or inactive and whether a transaction is distressed. It is applicable to all assets and liabilities that are measured at fair value and requires enhanced disclosures. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this FSP did not have a material impact on the Plan’s financial statements.

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009.

	2010	2009
Bryn Mawr Bank Corporation common stock	$2,888,953	$2,077,369
Templeton Foreign Fund	1,507,478	1,397,155
LKCM Small Equity Institutional Fund	1,961,621	1,262,579
Fidelity Prime Obligations Fund	2,392,461	2,510,413
Fidelity Spartan 500 Fund	3,842,283	3,278,575
PIMCO Total Return Fund	1,920,587	1,427,590
T. Rowe Price Retirement Target 2020 Fund	2,057,792	1,182,288
T. Rowe Price Retirement Target 2030 Fund	1,269,921	—

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Bryn Mawr Bank Corporation common stock	$337,934	$(672,491)
Mutual funds	1,871,088	2,470,692

	$2,209,022	$1,798,201

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated March 7, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the March 7, 2008 determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Internal Revenue Code.

In line with generally accepted accounting principles in the United States of America, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

(6)	Plan Merger

Effective January 1, 2010, the JNJ Holdings LLC 401(k) Plan and Trust was merged into the Plan. The assets transferred to the Plan are reflected on the statement of changes in net assets available for benefits as transfers in from other qualified plans.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(8)	Related-Party Transactions

The Plan invests in common stock of the Corporation, and therefore, these transactions qualify as related party and party-in-interest transactions. Certain plan investments are shares of mutual funds and money market funds managed by Fidelity Investments. Fidelity is the custodian for these investments and, therefore, these transactions qualify as party-in-interest transactions. Although the above investments and transactions in the investments qualify as related party and party-in-interest transaction they are exempt from the prohibited transaction rules of ERISA.

(9)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(10)	Subsequent Events

Plan management has evaluated all subsequent events through June 28, 2011, the date the financial statements were issued.

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Plan EIN - 23-2434506

Plan No.- 002

Schedule 1

BRYN MAWR BANK CORPORATION 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Fidelity Prime Obligations Fund	Money Market Fund	$ **	$2,392,461
*	Bryn Mawr Bank Corporation common stock	Common Stock	**	2,888,953
*	Fidelity Spartan 500 Fund	Registered Investment Company	**	3,842,283
	Wells Fargo Advantage Gov’t SEC Fund	Registered Investment Company	**	693,120
	LKCM Small Equity Institutional Fund	Registered Investment Company	**	1,961,621
	Templeton Foreign Fund	Registered Investment Company	**	1,507,478
	Templeton Global BD Fund	Registered Investment Company	**	136,621
	T Rowe Price Growth Stock Fund	Registered Investment Company	**	352,630
	T Rowe Price Retirement Target 2010 Fund	Registered Investment Company	**	1,003,106
	T Rowe Price Retirement Target 2020 Fund	Registered Investment Company	**	2,057,792
	T Rowe Price Retirement Target 2030 Fund	Registered Investment Company	**	1,269,921
	T Rowe Price Retirement Target 2040 Fund	Registered Investment Company	**	1,146,673
	Lazard Emerging Market Fund	Registered Investment Company	**	1,169,560
	PIMCO Total Return I Fund	Registered Investment Company	**	1,920,587
	INVESCO Charter R Fund	Registered Investment Company	**	211,024
	American Century Equity Income Fund	Registered Investment Company	**	920,320
	Westport R Fund	Registered Investment Company	**	670,201

				24,144,351
*	Participant Loans	Interest rates 3.75% to 8.75%	-0-	664,269

				$24,808,620

*	Party-in-interest
**	Cost omitted for participant directed investments

See accompanying report of independent registered public accounting firm.

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